Exhibit 12.1

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2005	2004	2003	2002	2001
		(thousands, except ratios)
Interest costs	$141,455	$155,689	$134,930	$133,762	$129,917
Guarantee of interest on ESOP debt	—	905	3,976	6,405	8,732
Interest capitalized during the period	—	28	391	3,937	1,945
Interest factor related to noncapitalized leases(a)	120,989	130,229	15,974	11,128	11,729

Total fixed charges	$262,444	$286,851	$155,271	$155,232	$152,323

Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$(37,616)	$379,442	$49,240	$1,352	$(42,113)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(5,104)	(6,211)	(8,695)	2,435	8,039
Total fixed charges	262,444	286,851	155,271	155,232	152,323
Less: Interest capitalized	—	(28)	(391)	(3,937)	(1,945)
Guarantee of interest on ESOP debt	—	(905)	(3,976)	(6,405)	(8,732)

Total earnings before fixed charges	$219,724	$659,149	$191,449	$148,677	$107,572

Ratio of earnings to fixed charges	—	2.30	1.23	—	—
Excess of fixed charges over earnings before fixed charges	$42,720	$—	$—	$6,555	$44,751

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.